UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

Amendment No. 1

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) April 29, 2022

Impac Mortgage Holdings, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Maryland

(State or Other Jurisdiction of Incorporation)

1-14100	33-0675505
(Commission File Number)	(IRS Employer Identification No.)

19500 Jamboree Road, Irvine, California	92612
(Address of Principal Executive Offices)	(Zip Code)

(949) 475-3600

(Registrant’s Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

      Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Common Stock, $0.01 par value	IMH	NYSE American
Preferred Stock Purchase Rights	IMH	NYSE American

This Amendment No. 1 on Form 8-k is being filed to include additional legends called for by Rule 14a-2 promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Item 1.01	Entry into a Material Definitive Agreement

Impac Mortgage Holdings, Inc. (the “Company”) has entered into voting agreements, dated as of April 29, 2022 (the “Voting Agreements”), with holders of 59.3% of the outstanding shares of its 9.375% Series B Cumulative Redeemable Preferred Stock, par value $0.01 per share (“Series B Preferred Stock”), 53.2% of the outstanding shares of its 9.125% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Series C Preferred Stock”), and 40.2% of the outstanding shares of its common stock, par value $0.01 per share (the “Common Stock”), to vote in favor of proposed amendments by consent solicitation to the provisions of the Company’s charter setting forth the terms of the Series B Preferred Stock and Series C Preferred Stock (the “Proposed Amendments”) to (1) permit closing of a proposed exchange offer, described below (the “Exchange Offer”), without payment of any accrued or accumulated dividends on any outstanding shares of Series B Preferred Stock or Series C Preferred Stock, and (2) provide that, following the effectiveness of the Proposed Amendments and the Exchange Offer, the remaining outstanding shares of Series B Preferred Stock and Series C Preferred Stock would be subject to redemption at the election of the Company or the holders of any outstanding shares of Series B Preferred Stock or Series C Preferred Stock, as the case may be, for the following redemption consideration: (i) for each outstanding share of Series B Preferred Stock, subject to potential escrow or reduction to reflect the payment of any attorneys’ fees or costs that are the subject of any petition therefor filed by any attorneys representing holders of Series B Preferred Stock or any order entered by a court in respect of any such petition, (a) cash in the amount of $5.00 and (b) twenty (20) shares of Common Stock and (ii) for each outstanding share of Series C Preferred Stock, (a) cash in the amount of $0.10; (b) 1.25 shares of Common Stock and (c) a warrant to purchase 1.5 shares of Common Stock at a purchase price of $5.00 per share of Common Stock.

In the proposed Exchange Offer, the Company currently intends to offer to repurchase each outstanding share of Series B Preferred Stock and each outstanding share of Series C Preferred Stock in exchange for the corresponding redemption consideration described above, and, with request to the Series B Preferred Stock after giving effect to any attorneys’ fees or costs ordered to be paid from such consideration. Closing of the Exchange Offer, if effected by the Company, is expected to be contingent upon the approval of the Proposed Amendments by the stockholders of the Company, which will require the affirmative vote of holders of at least each of 66 2/3% of the outstanding shares of Series B Preferred Stock, 66 2/3% of the outstanding shares of Series C Preferred Stock and a majority of the outstanding shares of Common Stock, and acceptance for record of the Proposed Amendments by the State Department of Assessments and Taxation of Maryland. The Voting Agreements also limit transferability of the shares of Series B Preferred Stock, Series C Preferred Stock and Common Stock during the term and certain holders of Series B Preferred Stock and Series C Preferred Stock have also agreed, as part of the Voting Agreements, to trading limitations in connection with any Common Stock they receive in the Exchange Offer or as part of the redemption including refraining from any sales of Common Stock for a period of six (6) months after consummation of the Exchange Offer. The foregoing description is qualified in its entirety by the terms of the Voting Agreement, the form of which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

The information set forth in Item 2.03 is incorporated herein by reference.

The Company cannot provide any assurance that the Proposed Amendments will be approved by the stockholders of the Company or that the Exchange Offer will be successfully completed on the terms set forth herein. The information set forth in Item 2.03 is incorporated herein by reference.

Important Additional Information And Where To Find It

The Company, its directors and certain of its executive officers are deemed to be participants in the solicitation of proxies from the Company’s common shareholders in connection with the matters to be considered at the Company’s special meeting of shareholders relating to the Exchange Offer (“Special Meeting”). Information regarding the names of the Company’s directors and executive officers and their respective interests in the Company by security holdings or otherwise can be found in the Company’s proxy statement for its 2022 Annual Meeting of Shareholders, filed with the U.S. Securities and Exchange Commission (the "SEC”) on April 29, 2022. The proxy statement and all other documents filed with the SEC by the Company are available free of charge at the SEC’s website at www.sec.gov. The Company intends to file a definitive proxy statement and proxy card with the SEC in connection with the solicitation of proxies from the Company’s shareholders in connection with the matters to be considered at the Company’s Special Meeting. Additional information regarding the identity of participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth therein. INVESTORS AND SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ ANY SUCH PROXY STATEMENT AND THE ACCOMPANYING PROXY CARD AND OTHER DOCUMENTS FILED BY THE COMPANY WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain the Proxy Statement, any amendments or supplements to the Proxy Statement, the accompanying proxy card, and other documents filed by the Company with the SEC for no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge at the Investor Relations section of the Company’s corporate website at www.impaccompanies.com, or by writing to the Company’s Corporate Secretary at Impac Mortgage Holdings, Inc., 19500 Jamboree Road, Irvine, California 92612.

In connection with the exchange offer and consent solicitation, a registration statement on Form S-4, a tender offer statement on Schedule TO, and related documents and amendments thereto relating to the exchange offer and consent solicitation will be filed by the Company with the Securities and Exchange Commission. The Series B Preferred Stock and Series C Preferred Stock may not be exchanged or sold nor may offers to exchange or buy be accepted prior to the time the registration statement becomes effective. This Form 8-K shall not constitute an offer to exchange or sell, or the solicitation of an offer to exchange or buy, nor shall there be any exchange or sale of such securities in any state in which such offer, exchange, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Holders of the Series B Preferred Stock and Series C Preferred Stock are strongly advised to read the registration statement, tender offer statement and other related documents and amendments thereto when available because these documents will contain important information. Such holders will be able to obtain copies of the exchange offer materials from the Company or at the SEC’s website, www.sec.gov. The Company is not making any recommendation to holders of outstanding Series B Preferred Stock and Series C Preferred Stock as to whether they should tender their shares pursuant to the exchange offer and consent solicitation.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of Registrant.

On April 29, 2022, the Company entered into an agreement to repay $5 million of its outstanding convertible promissory notes (the “Notes”) on May 9, 2022, the date of maturity of such Notes, and amend and restate the remaining principal amount of $15 million of the Notes to extend the maturity date of such notes (the “Amended Notes”) until May 9, 2025 (with three principal payments of $5 million due on each of May 9, 2023, May 9, 2024 and May 9, 2025), provided the Company completes a contemplated Exchange Offer and provides notice of redemption of its remaining outstanding Series B Preferred Stock and Series C Preferred Stock by October 31, 2022, as described in Item 1.01 above. If the Company does not satisfy such exchange and redemption conditions, the Amended Notes will be due on November 9, 2022.

Interest on the Amended Notes remains at 7.0% per annum payable quarterly and computed on the basis of a 360 day year of twelve (12) months each comprised of thirty (30) days.  The Amended Notes contain customary affirmative and negative covenants of the Company, including covenants not to incur certain indebtedness that is not subordinated and not to make optional payments on its indebtedness (other than on the Amended Notes) or amend material indebtedness in a manner that is adverse in any material manner to the Noteholders.

Noteholders may convert at any time all or a portion of the outstanding principal amount of the Notes into shares of the Company’s Common Stock (“Conversion Shares”) at a rate of $21.50 per share (up to 697,674 shares in the aggregate), subject to adjustment for stock splits and dividends (the “Conversion Price”). The Company has the right to convert the entire outstanding principal of the Notes into Conversion Shares at the Conversion Price if the market price per share of the Common Stock, as measured by the average volume-weighted closing stock price per share of the Common Stock on the NYSE MKT (or any other U.S. national securities exchange then serving as the principal such exchange on which the shares of Common Stock are listed) for any twenty (20) trading days in any period of thirty (30) consecutive trading days, reaches the level of $30.10.  Upon conversion of the Amended Notes by the Company, the entire amount of accrued and unpaid interest (and all other amounts owing) under the Amended Notes are immediately due and payable.

Upon a change of control of the Company, the holders of a majority of the outstanding principal balance of the Amended Notes have the right to either (a) cause all unpaid principal and accrued but unpaid interest and other amounts owing to become immediately due and payable in full, (b) cause the entire unpaid principal balance of the Amended Notes to be converted into shares of the Common Stock at the Conversion Price then in effect, with the  entire amount of accrued but unpaid interest and other amounts owing under the Notes to be immediately due and payable in cash, or (c) cause the Amended Notes to continue in full force and effect.

The Amended Notes include customary events of default including: failure to pay principal on any Amended Notes when due; failure to pay interest on the Amended Notes for two business days after it becomes due; failure in the performance of any other covenant contained in the terms of the Amended Notes for a period of thirty (30) days after written notice from any Noteholder; acceleration of other debt agreements representing in excess of $3 million of indebtedness at any one time; the entry of judgments in excess of $3 million against the Company and certain bankruptcy events.  Upon an event of default, holders of 66 2/3% of the aggregate unpaid principal balance of all outstanding Notes may declare the Notes immediately due and payable.

The description above is qualified in its entirety by reference to the form of Amended Note and related Note Purchase Agreement, dated as of May 8, 2015, attached hereto as Exhibits 10.2 and 10.3, respectively, and incorporated herein by reference.

Forward-Looking Statements

This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements, some of which are based on various assumptions and events that are beyond our control, may be identified by reference to a future period or periods or by the use of forward looking terminology, such as “may,” “capable,” “will,” “intends,” “believe,” “expect,” “likely,” “potentially”” appear,” “should,” “could,” “seem to,” “anticipate,” “expectations,” “plan,” “ensure,” “desire,” or similar terms or variations on those terms or the negative of those terms. The forward-looking statements are based on current management expectations. Actual results may differ materially as a result of several factors, including, but not limited to the following: ability to complete the Exchange Offer and the consent solicitation in the manner and within the timeframe currently contemplated by the Company; impact on the U.S. economy and financial markets due to the outbreak and continued effect of the COVID-19 pandemic, and any adverse impact or disruption to the Company’s operations; successful development, marketing, sale and financing of new and existing financial products, including NonQM products; ability to successfully re-engage in lending activities, recruit and hire talent to rebuild our TPO NonQM origination team, and increase NonQM originations; ability to successfully sell loans to third-party investors; volatility in the mortgage industry; unexpected interest rate fluctuations and margin compression; performance of third-party sub-servicers; our ability to manage personnel expenses in relation to mortgage production levels; our ability to successfully use warehousing capacity and satisfy financial covenants; increased competition in the mortgage lending industry by larger or more efficient companies; issues and system risks related to our technology; ability to successfully create cost and product efficiencies through new technology including cyber risk and data security risk; more than expected increases in default rates or loss severities and mortgage related losses; ability to obtain additional financing through lending and repurchase facilities, debt or equity funding, strategic relationships or otherwise; the terms of any financing, whether debt or equity, that we do obtain and our expected use of proceeds from any financing; increase in loan repurchase requests and ability to adequately settle repurchase obligations; failure to create brand awareness; the outcome of any claims we are subject to, including any settlements of litigation or regulatory actions pending against us or other legal contingencies; our compliance with applicable local, state and federal laws and regulations; the effects of any acquisitions or dispositions of assets we may make; and other general market and economic conditions.

For a discussion of these and other risks and uncertainties that could cause actual results to differ from those contained in the forward-looking statements, see our latest Annual Report on Form 10-K and Quarterly Reports on Form 10-Q we file with the Securities and Exchange Commission and in particular the discussion of “Risk Factors” therein. This document speaks only as of its date and we do not undertake, and expressly disclaim any obligation, to release publicly the results of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements except as required by law.

Item 9.01	Exhibits

Exhibit Number

10.1	Form of Voting Agreement, dated April 29, 2022.

10.2	Form of Amended and Restated Convertible Promissory Note, dated May 9, 2022.

10.3	Note Purchase Agreement, dated as of May 8, 2015, by and among Impac Mortgage Holdings, Inc. and the purchasers identified therein (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on August 12, 2015).

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IMPAC MORTGAGE HOLDINGS, INC.

Date: May 4, 2022

	By:	/s/ Joe Joffrion
	Name:	Joe Joffrion
	Title:	Senior Vice President and General Counsel